April 18, 2012

Michelle Roberts

Senior Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Variable Trust, File Nos. 333-131820, 811-21853.

Dear Ms. Roberts:

On January 19, 2012, Northern Lights Variable Trust (the "Registrant"), on behalf of the BCM Decathlon Conservative Portfolio, the BCM Decathlon Moderate Portfolio, and BCM Decathlon Aggressive Portfolio (the "Portfolios"), each a series of the Registrant, filed Post-Effective Amendment No. 45 to its registration statement under the Securities Act of 1933 on Form N-1A. On March 6, 2012, you provided oral comments. Please find below a summary of your comments and the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Any typographical corrections have been made throughout and are not enumerated in the following responses.

GENERAL

1.

Comment. Please provide a response letter filed as correspondence prior to filing any amendments to the Registrant’s registration statement relating to the Portfolios. Additionally, please file an amendment under Rule 485(a) if the changes to the registration statement to be made in response to comments are material.

Response. We do not believe that a filing pursuant to Rule 485(a) is required based upon the responses to Staff comments and corresponding changes to the Registration Statement. Additionally, the Registrant filed a delaying amendment to delay the effective date of Post-Effective Amendment No. 45 to April 20, 2012.

2.

Comment. Please confirm that any information missing from the Prospectus and Statement of Additional Information will be supplied.

Response. The Registrant confirms that all missing information will be included in the definitive Prospectus and Statement of Additional Information filed pursuant to Rule 497.

PROSPECTUS-COVER PAGE

3.

Comment. Please include the name of the Registrant on the Cover Page of the Prospectus.

Response. The Registrant notes that it has made such a disclosure on the cover page of the Statement of Additional Information. However the Registrant has not revised the Prospectus as requested because it does not believe it is industry practice or a requirement of Form N-1A to make such disclosure.

PROSPECTUS-PORTFOLIO SUMMARY

4.

Comment. Because the Management Fee waivers and expense reimbursements described are subject to recoupment, under each Portfolio’s table entitled Annual Portfolio Operating Expenses, please remove the reference to “fee waiver” in the Table and refer only to “expense reimbursements” as a line item on the Table.

Response. The requested changes have been made to the Annual Portfolio Operating Expenses Table for each Portfolio.

5.

Comment. Please confirm that the waiver and expense reimbursement agreement referred to in footnote number 3 of the Portfolio Expense Table is in effect for at least one year from the date of the Prospectus, or strike this line item from the Table.

Response. The Registrant confirms that the waiver and expense reimbursement agreement referred to in footnote 3 will be effective for at least 1 year following the effective date of each Portfolio.

PROSPECTUS-STATUTORY SECTION

6.

Comment. The S&P 500 Index, Barclays Aggregate Bond and MSCI World EX US Index are not appropriate broad-based indices for the Portfolios. While these may be acceptable as secondary indices, further disclosure would be necessary (including the important differences between the Decathlon Indices and S&P, Barclays, and MSCI). Please select an appropriate broad-based Index for each portfolio.

Response. The Registrant has removed prior performance for the Decathlon Indices and related broad-based index comparisons from the Appendix.

7.

Comment. Please clarify in the Investment Strategy section whether the Portfolios are intended to be index funds.  If the Portfolios are index funds, outside the Summary section, please include disclosure that addresses how fees and expenses of the Portfolios compare with fees and expenses of comparable funds and include appropriate disclosures if the fees and expenses for the Portfolios are significantly higher than those of other index funds.

Response. The Portfolios are intended to be index funds. Disclosure has been added to the risk factors which states that “Management fees paid to the adviser may be higher than the typical index fund.”

8.

Comment. In your description of the Investment Strategy, please clarify whether the assets of each Portfolio will be invested in the same 10 ETFs that constitute the Index and in the same proportion. If not, how does the platform intend to track the 10 ETFs in the model index?

Response. As stated in Item 7, the Portfolios are intended to be index funds and seek to produce returns that track those of the respective AIM Decathlon Indexes. Registrant has revised the Principal Investment Strategy to clarify how the Portfolios intend to track model index.

A copy of the Revised Principal Investment Strategies and Principal Investment Risks has been included as Appendix A.

9.

Comment. In light of the staff request to select an appropriate benchmark index, reassess the appropriateness of the broad-based Index for each Portfolio e.g., S&P 500). Also, the staff believes the names “conservative”, “moderate” and aggressive” may be misleading, because the staff would expect to see fixed ranges associated with an asset allocation fund.

Response. Registrant has removed the historical returns for the Decathlon Indices from the Appendix and comparative benchmarks. Therefore, registrant believes the comment regarding benchmarks is no longer relevant.

Registrant does not believe the naming convention used for the Portfolios is misleading. As disclosed in the prospectus, the names are intended to mimic the Decathlon Index each Portfolio seeks to track and each targets relative risk similar to the historical average volatility for each Index. In this regard, the underlying quantitative algorithm provides risk-adjusted rankings for each ETF in the defined pool– volatility in mid-single digit range for Conservative, volatility in the low to mid-teen range for Moderate and volatility in the high-teen range for Aggressive.

10.

Comment. Please confirm that Algorithmic Investment Models, LLC (“AIM, LLC”) is not a registered broker dealer.

Response. Registrant confirms that AIM, LLC is not a registered broker dealer.

11.

Comment. In the Portfolio Summary, under the section entitled Principal Investment Risks, Registrant states that the Moderate Portfolio employs investment strategies that are more risky than the BCM Decathlon Conservative Portfolio and that the Aggressive Portfolio employs investment strategies that are more risky than both the BCM Decathlon Conservative Portfolio and the BCM Decathlon Moderate Portfolio. Please provide additional support for these statements.

Response. Registrant has revised the disclosure:

BCM Decathlon Aggressive Portfolio

“While the Portfolio invests in the same universe of ETFs as the BCM Decathlon Conservative Portfolio and the BCM Decathlon Moderate Portfolio, the quantitative algorithm upon which ETF selection is based provides risk-adjusted rankings and the ETFs in the Portfolio may present more risk (based upon historic volatility) than those ETFs selected for the BCM Decathlon Conservative Portfolio or BCM Decathlon Moderate Portfolio.”

Comment. Under the section titled Principal Investment Strategies, in the last sentence, please specify a numeric range for the volatility targets for each Decathlon Index (e.g. “ the mid-single digit range (_-_%)”).

Response. Registrant has revised the Principal Investment Strategies section as attached. However, Registrant does not believe that specific numeric ranges are required to express target volatility. As stated in the prospectus, the quantitative algorithm which ranks the ETFs for each Index provides risk-adjusted selections to reflect the acceptable levels of risk for each Index, relative to the other two Decathlon Indexes.

13.

Comment. Under Item 9, Principal Investment Strategy, please include disclosure describing the adviser’s affiliation with AIM, LLC.

Response. Registrant has included additional disclosure under Item 9 regarding the adviser’s minority ownership in AIM, LLC. The revised Item 9 Principal Investment Strategy is attached.

14.

Comment.  Under Item 9 – Principal Investment Strategy, please provide more detailed disclosure describing the risk valuation calculations that define the risk range for each portfolio. Please also describe the theory behind those risk ranges.

Response. Registrant has revised the Principal Investment Strategies to clarify the risk valuation calculations. The revised section is attached.

15.

Comment. Under Item 9 – Principal Investment Strategy, please disclose those areas that rely on the investment adviser’s discretion (if any).

Response. Please see revised Principal Investment Strategy attached.

16.

Comment. Under the section entitled, Frequent Purchases And Redemption Of Portfolio Shares, please add disclosure alerting investors that ETFs that hold foreign securities are at greater risk of market timing because of timing differences between hours of trading between U.S. and foreign exchanges.

Response. Registrant reviewed the prospectus and believes the requested language has already been included:

“If the Portfolio invests in ETFs that hold foreign securities, it is at greater risk of market timing because the underlying ETF holding foreign securities may, itself, be subject to time zone market timing because of differences between hours of trading between U.S. and foreign exchanges.”

17.

Comment. Please include expanded disclosure in the prospectus which describes on the eligibility criteria for ETFs in the Decathlon Indices so that the disclosure and description of the Decathlon Indices is more transparent.

Response. The following disclosure has been added to the prospectus:

The universe of ETFs in which the Indexes and Portfolios invest were each selected by AIM. The ETFs have unique profiles and attributes and were selected to represent a diverse and wide range of asset classes. The universe of ETFs is fixed, and while no changes are contemplated, any change, substitution or deletion in the pool of eligible ETFs would be determined by AIM. The adviser owns a minority interest in AIM. However, neither the adviser nor it personnel are involved in selecting the eligible ETFs or the development / operation of the quantitative algorithm.

18.

Comment. Under the section entitled Principal Investment Risks, if relevant, please describe when the Adviser may substitute cash equivalents. Please also further define or describe “unfavorable investment conditions.”

Response. The disclosure has been updated to describe “unfavorable investment conditions” and when the adviser may substitute cash equivalents.

The adviser may substitute cash equivalents for one or more ETFs under unfavorable investment conditions (for example, if interest rates are at historic lows and the short-term bond ETF selected by the quantitative algorithm is producing a negative yield).

18.

Comment. Under the section entitled Principal Investments Risks, disclose any risks that may arise from the adviser’s affiliation with AIM, LLC.

Response. The Principal Investment Risks have been updated to reflect the fact that the adviser’s minority interest in AIM may present a conflict of interest.

19.

Comment. In the Appendix, please provide the exact date of the creation of each Decathlon Index.

Response. Registrant has removed the prior performance from the Prospectus and therefore believes the requested disclosure is no longer relevant.

20.

Comment. In the Appendix, please also include more information about how AIM created each index, ETF selection, and how AIM adjusts the Index (e.g. Standard & Poors utilizes a committee), and whether anyone who works for the adviser is involved in the process. If adviser personnel are involved with or can influence the Decathlon Indexes, describe what firewalls are in place to segregate the Index selection process from the Funds’ portfolio managers.

Response. The Appendix has been revised to remove prior performance of the AIM Decathlon Indices and expand the disclosure regarding creation of the Indexes as requested. A copy of the revised Appendix is enclosed with this correspondence. Registrant notes that adviser personnel are not involved with and cannot influence the Decathlon Indexes.

ADDITIONAL COMMENTS

21.

Comment. In correspondence to the staff, please explain “primarily” in the description of how each Decathlon Index has been created. “Primarily upon back-tested methodology.”  What part of the historical performance was NOT back-tested?

Response. The Index performance has been removed from the Prospectus and therefore the Registrant believes the information requested is no longer relevant.

22.

Comment. For S&P Index, Barclays Aggregate and MSCI World ex US, explain why you believe these indices are appropriate, when each is a passive index. Please also include prominent disclosure of the important differences between these passive indices and the Decathlon Indices in the prospectus if you continue to use in the prospectus.

Response. The Index performance has been removed from the Prospectus and therefore the Registrant believes the information requested is no longer relevant.

23.

Comment. With regards to the back-tested performance of the Decathlon Indices, please describe the creation of each Decathlon Index with sufficient detail to permit disinterested party to replicate the performance results. Please also address how any unfavorable investment condition was determined when back-testing.

Response. Registrant has removed the prior performance from the Prospectus and therefore believes the disclosure requested is no longer relevant.

24.

Comment. We note all three Decathlon Indices showed positive returns for 2008. Please provide the staff a day-to-day allocation of the ETFs in each Decathlon Index for 2008, along with a detailed description of how your model avoided the losses inflicted on the S&P 500 and MSCI World ex US Indices. In absence of providing this level of detailed disclosure, please delete this historical performance information from the prospectus.

Response. Registrant has removed the prior performance from the Prospectus and therefore believes the information requested is no longer relevant.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at 614-469-3265.

Sincerely,

/s/ JoAnn Strasser

JoAnn Strasser

Appendix A

PRINCIPAL INVESTMENT STRATEGIES

The adviser seeks to achieve the Portfolio's investment objective by investing primarily in a combination of ETFs that, as a whole, are expected to produce returns that track those of the relevant Decathlon Index (Conservative, Moderate or Aggressive). Each Decathlon Index is a portfolio of 10 equally-weighted ETFs selected using a proprietary quantitative algorithm to produce the highest expected rate of return for a particular amount of risk, as measure by expected volatility and probability of loss. Each Portfolio seeks to produce returns that track the relevant Index by utilizing the AIM proprietary algorithm to select the 10 ETFs with the highest expected risk-adjusted returns (for Conservative, Moderate and Aggressive) from the same universe of ETFs. The Portfolio will review the algorithm rankings for ongoing inclusion or replacement and rebalance the Portfolio accordingly. The adviser may also substitute cash equivalents for one or more ETFs under unfavorable investment conditions (for example, if interest rates are at historic lows and the short-term bond ETF selected by the quantitative algorithm is producing a negative yield). Due to the constantly changing constellation of ETF prices and broad range of ETFs in the defined universe of eligible ETFs, the Portfolio has no fixed asset allocation.

Each Index targets a relative amount of risk as measured against the other Indexes. Specifically, the Conservative Index targets volatility in the mid-single digit range, the Moderate Index targets volatility in the low to mid-teen range and the Aggressive Index targets volatility in the high-teen range. The quantitiative algorithm used by the Indexes and the Portfolio to select and rank ETFs within the pool utilizes historic volatility and price return information, as well as pattern recognition technology, to adjust for relative or desired levels of risk in ranking the ETFs for the Conservative, Moderate and Aggressive targets. However, the actual volatility for any Portfolio and the corresponding Index is subject to volatility of the market as a whole and at any given time may be above or below the target range.

The adviser believes the Decathlon Indexes represent an innovative line of dynamic asset allocation strategies that combine the insights of behavioral finance with the power of artificial intelligence. By targeting different levels of volatility, the strategies are designed to maximize returns and minimize drawdowns (losses) for each unit of chosen risk. By utilizing pattern recognition technology ("PRT"), the asset allocation and security selection engine (or algorithm) ranks a diverse universe of more than 100 equity, fixed income, and alternative ETFs. Higher-ranked ETFs are purchased on an equal-weight basis and reviewed for ongoing inclusion. Due to the constantly changing constellation of ETF prices and broad range of ETF choices, the Decathlon Index strategies have no fixed asset allocation. They can range from 100% equity to 100% fixed income depending upon the market conditions. Additionally, "Prospect Theory", the notion that losses hurt more than gains feel good, is explicitly formulated into the PRT selection process. By emphasizing loss avoidance and by frequent review of portfolio holdings, the PRT software pursues hyper-efficient portfolios of ETFs that rapidly adapt to changing market conditions. The strategies seek to maximize returns while minimizing volatility and losses based on the desired level of risk.

The universe of ETFs in which the Indexes and Portfolios invest were each selected by AIM. The ETFs have unique profiles and attributes and were selected to represent a diverse and wide range of asset classes. The universe of ETFs is fixed, and while no changes are contemplated, any change, substitution or deletion in the pool of eligible ETFs would be determined by AIM. The adviser owns a minority interest in AIM. However, neither the adviser nor it personnel are involved in selecting the eligible ETFs or the development / operation of the quantitative algorithm.

PRINCIPAL INVESTMENT RISKS

There is no assurance that a Portfolio will achieve its investment objective. Each Portfolios share price will fluctuate with changes in the market value of its portfolio investments. When you sell your Portfolio shares, they may be worth less than what you paid for them and, accordingly, you can lose money investing in the Portfolio. Risks could adversely affect the net asset value, total return and the value of a Portfolio and your investment. The risk descriptions below provide a more detailed explanation of the principal investment risks that correspond to the risks described in each Portfolio's Portfolio Summary section of this Prospectus.

The Portfolio's are subject to varying amounts of risk as suggested by the names: Conservative, Moderate and Aggressive. The following risks apply to each Portfolio directly or through its investments in ETFs.

Commodity Risk

Investing in the commodities markets through commodity-linked ETFs will subject the Portfolio to potentially greater volatility than investments in traditional securities. The value of commodity-linked ETFs will be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs, and international economic, political and regulatory developments.

Credit Risk

There is a risk that security issuers will not make interest and/or principal payments on their securities. In addition, the credit quality of securities may be lowered if an issuer's financial condition changes. Lower credit quality will lead to greater volatility in the price of a security and in shares of the Portfolio. Lower credit quality also will affect liquidity and make it difficult for the Portfolio to sell the security. This means that, compared to issuers of higher-rated securities, issuers of lower rated securities are less likely to have the capacity to pay interest and repay principal when due in the event of adverse business, financial or economic conditions and/or may be in default or not current in the payment of interest or principal. Default, or the market's perception that an issuer is likely to default, tends to reduce the value and liquidity of securities held by the Portfolio, thereby reducing the value of your investment in Portfolio shares. In addition, default may cause the Portfolio to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Emerging Markets Risk

In addition to the risks generally associated with investing in securities of foreign companies, countries with emerging markets also may have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions.

ETF Risk

ETFs are subject to investment advisory and other expenses, which will be indirectly paid by a Portfolio. As a result, your cost of investing in the Portfolio will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds. ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount to or a premium above net asset value if there is a limited market in such shares. ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Portfolio. Because the value of ETF shares depends on the demand in the market, the adviser may not be able to liquidate the Portfolio's holdings at the most optimal time, adversely affecting performance. Each ETF is subject to specific risks, depending on the nature of the ETF. These risks could include liquidity risk, sector risk, foreign and emerging market risk, as well as risks associated with real estate investments and natural resources. ETFs in which a Portfolio invests will not be able to replicate exactly the performance of the indexes they track, if any, because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Portfolio invests will incur expenses not incurred by their applicable indexes. Certain securities comprising the indexes tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs' ability to track their applicable indexes.

Fixed Income Risk

When a Portfolio invests in bonds and other fixed income securities through ETFs, the value of your investment in the Portfolio will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the Portfolio. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Portfolio possibly causing the Portfolio's share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Currency Risk

A Portfolio's investments in foreign currency denominated securities will subject the Portfolio to currency trading risks that include market risk, interest rate risk and country risk. Market risk results from the price movement of foreign currency values in response to shifting market supply and demand. Since exchange rate changes can readily move in one direction, a currency position carried overnight or over a number of days may involve greater risk than one carried a few minutes or hours. Interest rate risk arises whenever a country changes its stated interest rate target associated with its currency. Country risk arises because virtually every country has interfered with international transactions in its currency. Interference has taken the form of regulation of the local exchange market, restrictions on foreign investment by residents or limits on inflows of investment funds from abroad. Restrictions on the exchange market or on international transactions are intended to affect the level or movement of the exchange rate. This risk could include the country issuing a new currency, effectively making the "old" currency worthless.

Foreign Investment Risk

Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

Junk Bond Risk

Lower-quality bonds, known as "high yield" or "junk" bonds, present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond's issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk). If that happens, the value of the bond may decrease, and a Portfolio's share price may decrease and its income distribution may be reduced. An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these bonds and reduce a Portfolio's ability to sell its bonds (liquidity risk). Such securities may also include "Rule 144A" securities, which are subject to resale restrictions. The lack of a liquid market for these bonds could decrease a Portfolio's share price.

Limited History of Operations

Each Portfolio is a new mutual fund and has a limited history of operation. In addition, the adviser has not previously managed a mutual fund. Mutual funds and their advisers are subject to restrictions and limitations imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code that do not apply to the adviser's management of individual and institutional accounts. As a result, investors cannot judge the adviser or sub-adviser by a track record of managing a mutual fund and the adviser and sub-adviser may not achieve the intended result in managing a Portfolio.

Management Risk

The net asset value of each Portfolio changes daily based on the performance of its investments. The ability of a Portfolio to meet its investment objective is directly related to the adviser's allocation of the Portfolio's assets using its Conservative, Moderate and Aggressive Index methodologies. The adviser's objective judgments, based on investment strategy, about the attractiveness and potential appreciation of particular investments in which the Portfolio invests may prove to be incorrect and there is no guarantee that the adviser's investment strategy will produce the desired results. Management fees paid to the adviser may be higher than the typical index fund. While the adviser does not maintain or direct the Decathlon Indexes, the adviser has a minority investment in AIM, which could present a conflict of interest.

Market Risk

The net asset value of a Portfolio will fluctuate based on changes in the value of the securities in which the Portfolio invests. Each Portfolio invests in securities that may be more volatile and carry more risk than some other forms of investment. The price of securities may rise or fall because of economic or political changes. Security prices, in general, may decline over short or even extended periods of time. Market prices of securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer's failure to meet the market's expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.  In response to unfavorable market conditions, the adviser may temporarily invest a portion or all of the Portfolio in cash or cash equivalents instead of ETFs. If it does so, different factors could affect the Portfolio’s performance and the Portfolio may not achieve its investment objective.

Quantitative Investing:

The value of securities selected using quantitative analysis can react differently to issuer, political, market, and economic developments than the market as a whole or securities selected using only fundamental analysis. The factors used in quantitative analysis and the weight placed on those factors may not be predictive of a security’s value. In addition, factors that affect a security’s value can change over time and these changes may not be reflected in the quantitative model.

Real Estate Risk

Real estate values rise and fall in response to a variety of factors, including local, regional and national economic conditions, interest rates and tax considerations. When economic growth is slow, demand for property decreases and prices tend to decline. Property values tend to decrease because of overbuilding, increases in property taxes and operating expenses, changes in zoning laws, environmental regulations or hazards, uninsured casualty or condemnation losses, or a general decline in neighborhood values. A REIT's performance depends on the types and locations of the properties it owns and on how well it manages those properties. A decline in rental income will occur because of extended vacancies, increased competition from other properties, tenants' failure to pay rent or poor management. A REIT's performance also depends on the company's ability to finance property purchases and renovations and manage its cash flows. Because REITs typically are invested in a limited number of projects or in a particular market segment, they are more susceptible to adverse developments affecting a single project or market segment than more broadly diversified investments.

Small and Medium Capitalization Stock Risk

The value of a small or medium capitalization company stocks may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. These companies may have narrower markets, limited product lines, fewer financial resources, and they may be dependent on a limited management group. Investing in lesser-known, small and medium capitalization companies involves greater risk of volatility of a Portfolio's net asset value than is customarily associated with larger, more established companies. Often small and medium capitalization companies and the industries in which they are focused are still evolving and, while this may offer better growth potential than larger, more established companies, it also may make them more sensitive to changing market conditions.

Temporary Investments:  To respond to adverse market, economic, political or other conditions, each Portfolio may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments. Each Portfolio may be invested in these instruments for extended periods, depending on the adviser's assessment of market conditions. These short-term debt securities and money market instruments may include shares of other mutual funds, commercial paper, certificates of deposit, bankers' acceptances, U.S. Government securities and repurchase agreements. While a Portfolio is in a defensive position, the opportunity to achieve its investment objective will be limited. Furthermore, to the extent that a Portfolio invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Portfolio would bear its pro rata portion of such money market portfolios' advisory and operational fees. Each Portfolio may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

APPENDIX B

ADDITIONAL INFORMATION ABOUT DECATHLON INDEXES

The AIM Decathlon Conservative Index ("Conservative Index"), AIM Decathlon Moderate Index ("Moderate Index") and AIM Decathlon Aggressive Index ("Aggressive Index") are each a public index published by Morningstar. Each index was created and is maintained by Algorithmic Investment Models, LLC ("AIM, LLC"). Index data has not been audited nor verified by a third party. .

Index Construction

Each Decathlon index is a portfolio of 10 equally-weighted ETFs selected to produce the highest expected rate of return for a particular amount of risk, as measure by expected volatility and probability of loss using AIM’s quantitative algorithm which utilizes pattern recognition technology and historical data to rank  ETFs in a defined universe of over 100 ETFs. Specifically, the Conservative Index targets volatility in the mid-single digit range, the Moderate Index targets volatility in the low to mid-teen range and the Aggressive Index targets volatility in the high-teen range.

The universe of ETFs in which the Indexes invest were each selected by AIM. The ETFs have unique profiles and attributes and were selected to represent a diverse and wide range of asset classes. The universe of ETFs is fixed, and while no changes are contemplated, any change, substitution or deletion in the pool of eligible ETFs would be determined by AIM. The adviser owns a minority interest in AIM. However, neither the adviser nor its personnel are involved in selecting the eligible ETFs or the development / operation of the quantitative algorithm.

The ETFs in each Index are reviewed every 25 trading days for replacement or inclusion based upon current algorithm rankings for each Index.

Each of the Decathlon Indexes is the exclusive property of AIM LLC and the adviser uses the Decathlon Indexes pursuant to an exclusive licensing agreement with AIM LLC. The adviser owns a minority (10%) interest in AIM LLC. AIM LLC has contracted with Morningstar to calculate and maintain each Decathlon Index. Morningstar shall have no liability for any errors or omissions in calculating the Decathlon Indexes.

Cassandra.Borchers@ThompsonHine.com   Phone 513.352.6632   Fax 513.241.4771